                                               Filed by: Mohawk Industries, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                   Rule 14a-12 under the Securities Exchange Act

                                    Subject Company: Dal-Tile International Inc.
                                                  Commission File No.:  33-64140

                                                         Date: November 20, 2001

     On November 20, 2001, Mohawk Industries, Inc. ("Mohawk") and Dal-Tile International Inc. ("Dal-Tile") issued a joint press release announcing the proposed merger (the "Merger") of Dal-Tile with a wholly owned subsidiary of Mohawk.

     A copy of the joint press release pertaining to the Merger is being filed as Appendix A to this filing, and is incorporated herein by reference.

                                                                      Appendix A



 For Release:  Immediately

 Contact:      Mohawk Industries, Inc.
               John D. Swift, Chief Financial Officer
               (706) 624-2247

               Dal-Tile International Inc.
               Chris Wellborn, Chief Financial Officer
               (214) 309-4007


            MOHAWK INDUSTRIES, INC. AND DAL-TILE INTERNATIONAL INC.
                                ANNOUNCE MERGER


 Calhoun, Georgia and Dallas, Texas, November 19, 2001 - Mohawk Industries, Inc. (NYSE: MHK) and Dal-Tile International Inc. (NYSE: DTL) today announced that they have entered into a definitive agreement for Mohawk to acquire Dal-Tile. Under the terms of the merger agreement, Dal-Tile stockholders will receive approximately 50% in cash and 50% in stock, comprised of $11.00 in cash and .2414 shares of Mohawk common stock for each outstanding share of Dal-Tile common stock. The merger agreement provides that the exchange ratio increase from .2414 up to .2716 if the Mohawk stock price is between $41.00 and $36.45 and decrease from .2414 to .2213 if the Mohawk stock price is between $50.12 and $54.67. Based on the closing price of Mohawk stock on November 19, 2001, Dal-Tile shareholders would receive equivalent value of $23.10 per share in cash and Mohawk stock. The transaction is valued at approximately $1.663 billion, including the repayment of approximately $261.7 million in Dal-Tile's debt.

 The merger, which was unanimously approved by the boards of both companies, is subject to stockholder approval at each company, regulatory approvals and other customary closing conditions. The cash portion of the transaction will be financed through a combination of existing Mohawk credit facilities and new debt. The transaction is estimated to be completed in the first quarter of 2002.

 Commenting on the proposed merger, Jeffrey S. Lorberbaum, President and Chief Executive Officer of Mohawk stated, "The Dal-Tile merger gives us the opportunity to expand our hard surface business and become a leader in the ceramic tile sector. With approximately $1 billion of annual sales through Dal-Tile's distribution channels of company-operated service centers, independent distributors and home center retailers, we will offer the most comprehensive line of ceramic tile and stone products in the industry. Their Daltile and American Olean brands are two of the
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 most respected brands in the industry. The strong sales growth and operating margins of Dal-Tile over the last four years reflect the superior performance of the current operating management team. We look forward to bringing Dal-Tile into the Mohawk family and to the strategic growth opportunities this merger offers. We intend to nominate two persons designated by Dal-Tile to our board and plan to keep the Dal-Tile operating management team intact. The strengths of both companies are complementary and our strategies are consistent. Mohawk and Dal-Tile have the most recognized brand names in the carpet and tile industries, with an emphasis on low cost manufacturing, strong marketing programs and broad product lines. By working together to identify synergies, our two companies will be able to continue to increase shareholder value as one combined company. Although we do not expect to realize significant synergies in the first year after the acquisition, we will be laying the foundation for future opportunities through the integration in 2002 and anticipate slight accretion next year from this transaction before the impact of any synergies. Some of the opportunities we are most excited about include (1) leveraging customer relationships, (2) utilizing Dal-Tile's Mexican management team for increasing the sales of Mohawk products in Mexico as well as potential manufacturing in Mexico of Mohawk products, (3) leveraging the two companies' logistics and distribution systems and (4) identifying best practices for manufacturing systems and procedures at each company to improve both."

 Jacques R. Sardas, Chief Executive Officer and Chairman of the Board of Dal-Tile stated, "Over the past four years we have achieved constant improvements in sales, earnings and cash flow. The proposed merger represents the ideal culmination of our efforts and the dedication of all our employees, as well as the support we received from our stockholders, customers, lenders and suppliers. The combined company will have the opportunity to create a formidable organization in the floor covering industry. The new organization will have the opportunity to access new and higher business horizons, which should provide an opportunity to expand sales growth, and improve earnings and cash flow. We are looking forward to the proposed merger and to becoming part of the Mohawk family. We are impressed by Mohawk's strong financial performance, their business acumen, leadership and professional management. The proposed merger will benefit Mohawk's and Dal-Tile's stockholders, customers and employees."

 All of the directors and several of the executive officers of Dal-Tile, including Mr. Sardas, have agreed to support and to vote in favor of the transaction at the Dal-Tile stockholders' meeting. Aladdin Partners, L.P., a partnership controlled by Mr. Lorberbaum and his family, has agreed to support and to vote up to 9.9 million shares of Mohawk stock in favor of the transaction at the Mohawk stockholders' meeting. Wachovia Securities Corporation and Credit Suisse First Boston Corporation are acting as financial advisors and will provide fairness opinions regarding the transaction for Mohawk and Dal-Tile, respectively. Alston & Bird LLP and Vinson & Elkins LLP are acting as legal counsel for Mohawk and Dal-Tile, respectively.

 This press release contains "forward-looking statements" within the meaning of
 Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the Dal-Tile acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Mohawk and Dal-Tile claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Mohawk and Dal-Tile as of today's date, and the company does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Mohawk or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Mohawk and Dal-Tile have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Dal-Tile into Mohawk's business, and each company's ability to compete in the highly competitive floorcovering industry. The revenues and earnings of Mohawk and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: (1) materially adverse changes in economic conditions generally in the carpet, rug and floorcovering markets served by Mohawk and the combined company; (2) increased competition from other carpet, rug, ceramic tile and floorcovering manufacturers; (3) increased raw material prices; (4) the timing and level of capital expenditures; (5) the successful integration of acquisitions including the challenges inherent in diverting Mohawk's management attention and resources from other strategic matters and from operational matters for an extended period of time; (6) the successful introduction of new products; (7) the successful rationalization of existing operations; and (8) other risks identified from time to time in Mohawk's and Dal-Tile's SEC reports and public announcements.

 The proposed transaction will be submitted to Mohawk's and Dal-Tile's stockholders for their consideration, and Mohawk will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Mohawk and Dal-Tile to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Stockholders of Mohawk and Dal-Tile are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be

                                      -4-
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 able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about Mohawk and Dal-Tile, at the SEC's Internet site (http://www.sec.gov).
                                                        ------------------
 Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Mohawk, Jerry L. Melton, Mohawk Industries, Inc., P.O. Box 12069, Calhoun, Georgia 30701 (706-629-7721), or to Dal-Tile, Mark A. Solls, Dal-Tile International, Inc., P.O. Box 170130, Dallas, Texas 75217 (214-398-1411).


 Mohawk and Dal-Tile and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mohawk and Dal-Tile in connection with the merger. Information regarding those participants is included in the proxy statements for the Mohawk and Dal-Tile annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

 Mohawk is a leading producer of woven and tufted broadloom carpet and rugs for residential and commercial applications. The Company designs, manufactures and markets carpet in a broad range of colors, textures and patterns and is widely recognized through its premier brand names, some of which include "Mohawk," "Aladdin," "Bigelow," "Custom Weave," "Durkan," "Galaxy," "Harbinger," "Helios," "Horizon," "Image," "Karastan," "Mohawk Commercial," "World" and "Wunda Weve." Mohawk offers a broad line of washable accent and bath rugs branded by Karastan, Aladdin, Newmark & James and American Rug Craftsmen and decorative throw blankets, placemats, pillows and chair pads branded by American Weavers. Mohawk also offers a complete laminate product line and distributes carpet padding and ceramic tile. The Company markets its products primarily through retailers and commercial dealers.

 Dal-Tile is the largest manufacturer, distributor and marketer of ceramic tile in the United States, and one of the largest in the world. Headquartered in Dallas, Texas, the Company has approximately 8,000 employees at its facilities in North America. Dal-Tile sells its products, marketed under the brand name Daltile(R) and American Olean(R) through a network of Company-operated sales centers, independent distributors and leading retail home centers nationwide. Dal-Tile common stock is traded on the New York Stock Exchange under the symbol DTL. Additional information on the company and its products is available on the Worldwide Web at http://www.daltile.com.


                                     #####


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          There will be a conference call Tuesday, November 20, 2001
          ----------------------------------------------------------
                           At 12:00 pm Eastern Time.
                           -------------------------
                The telephone number to call is 1-800-603-9255.
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